Justin Dobbie

Legal Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	XTI Aircraft Company

Offering Statement on Form 1-A

Post-qualification Amendment No. 6

File No. 024-10500

Filed August 4, 2017

August 23, 2017

Dear Mr. Dobbie:

We acknowledge receipt of comments in your letter of August 23, 2017 which we have set out below, together with our responses.

Part II

Offering Circular

This Offering, page 4

1. It appears that the offering that commenced in July 2016 terminated, at the latest, on July 22, 2017, one year from the most recent qualification date of the offering statement. As such, please revise here to clarify, if true, that the July 2016 offering has terminated and disclose the total amount of proceeds received by the company in connection with that offering.

We have revised the disclosure as requested.

Index to Exhibits, page 43

2. Please file a new legality opinion as an exhibit to the offering statement.

We have filed a new legality opinion.

Sincerely,

/s/ Sara Hanks

Partner

KHLK LLP

cc. David Brody, Chairman, XTI Aircraft Company